

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2010

Robert M. Swartz
c/o Hicks Acquisition Company II, Inc.
100 Crescent Court, Suite 1200
Dallas, TX 75201

> **Re:** **Hicks Acquisition Company II, Inc.**
> **Amendment No.2 to Registration Statement on**
> **Form S-1**
> **Filed August 30, 2010**
> **File No. 333-167809**

Dear Mr. Swartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Currently there is too much unnecessary information on your cover page. Please attempt to limit your cover page to information that is required by Item 501 of Regulation S-K. Please review your cover page and revise accordingly.

Risks, page 16

2.   In addition to your cross-reference to the section entitled "Risk Factors," please revise this part of the prospectus summary to provide a more detailed summary of the risks facing you.

Redemption rights for public stockholders upon consummation of our initial business combination, page 63

3.   We note your response to comment 1 of our letter dated August 26, 2010 that you may "limit redemptions" to an amount that permits you to satisfy a closing condition that requires a minimum amount of trust proceeds. Please clarify that your "redemption limitation" would not be a limitation on the tender offer itself allowing you to make pro rata repurchases if the number of shares tendered exceed the "limitation" and that Section 9.2(a) of your charter requires you to provide all holders with an opportunity to redeem all of their shares.

Management, page 78

Directors and Executive Officers, page 78

4.   We note your response to comment 35 in our letter dated July 27, 2010 and the revised disclosure. Your revised disclosure, however, focuses on the "qualifications to serve on the board of directors" without also discussing why each director or director nominee was chosen to be on the board of directors. Therefore, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the director or director nominee should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Bruce Mendelsohn
        James A. Deeken